Law Offices Of Roger L. Fidler
156 Main St.
Hackensack, N.J.  07601
Tel: (201) 441 - 9377   Fax: (201) 441 - 9370



October 28, 1999


Jeffrey J. Minton
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549


Re:      The Auxer Group, Inc.
         Registration Statement on Form 10-SB (File No. 0-27193) filed on August 30, 1999 (the "Registration Statement")
         -----------------------------------------------------------------



Dear Mr. Minton:

     On behalf of our client, The Auxer Group, Inc., a Delaware corporation (the "Company"), we write to withdraw the Registration Statement. As we have discussed, the Company is withdrawing the Registration Statement solely for the purpose of avoiding its automatic effectiveness on October 30, 1999 and to allow additional time to respond to the comments of the staff of the Securities and Exchange Commission.

     Please advise us if any further action is required to withdraw the filing. Please do not hesitate to contact Jay Hait (at 201-441-9377) or the undersigned (at 201-457-1221) with any questions or comments.

                                             Very truly yours,

                                             /s/ Roger L. Fidler
                                              Roger L. Fidler





RLF/jjh
cc:      Mr. Eugene Chiaramonte, Chief Executive Officer